SECURI 04002664 MISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2004 Estimated average burden hours per response...12.00

SEC FILE NUMBER
8- 49957

MAR 01 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/03** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY)

A. REGISTRANT INDENTIFICATION

NAME OF BROKER-DEALER: **THE DARCY GROUP, LLC (42692)**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 So. SALINA STREET, SUITE 318
(No. and Street)

SYRACUSE	**NEW YORK**	**13202-3311**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARY S. DARCY, MANAGING MEMBER **(315) 471-1505**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP
(Name - if individual, state last, first, middle name)

135 DEWITT STREET	**SYRACUSE**	**NEW YORK**	**13203**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary S. Darcy, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Darcy Group, LLC. as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Managing Member
Title

MARY K MANNS
Notary Public - State of New York
No. 01MA6015329
Qualified in Onondaga County
Commission Expires Oct. 26, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (exemption).
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SPIC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE DARCY GROUP, LLC

SYRACUSE, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
(315) 474-3986
FAX # (315) 474-0716

INDEPENDENT AUDITORS' REPORT

To the Members
The Darcy Group, LLC
Syracuse, New York

We have audited the accompanying statement of financial condition of The Darcy Group, LLC as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of The Darcy Group, LLC as of December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Evans and Bennett LLP
Certified Public Accountants

Syracuse, New York
January 14, 2004

THE DARCY GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash (Note 1)	$ 12,455
Accounts receivable (Note 2)	10,247
Securities (Note 1)	0
Property and equipment - net (Notes 1 and 3)	0
Prepaid expense	1,249
	$ 23,951

LIABILITIES AND MEMBERS' CAPITAL

Payable to other brokers	$ 1,211
Accounts payable	8,562
Accrued expenses and other liabilities	1,049
Total liabilities	10,822
Members' capital	13,129
	$ 23,951

The copy of the Statement of Financial Condition of the December 31, 2003 audited report of the firm pursuant to Rule 17a-5 is available for examination at the principal office of the firm at Syracuse, New York and at the regional (New York City) office of the Commission for the region in which the firm has its principal place of business.

The accompanying notes are an integral part of these financial statements

Note 1. Summary of Significant Accounting Policies

Nature of Operations

The Darcy Group, LLC is a regional securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is engaged principally in the trading and brokerage of investment company shares (mutual funds), equity securities, bonds and other investment products.

The Company was organized as a limited liability company under the Limited Liability Company Act of the State of New York. As such, the members are not liable for the debts, liabilities, contracts or any other obligations of the Company unless specifically provided.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Securities Transactions

Securities transactions and related commission revenue and expenses are recorded on a trade date basis, the day the transaction is executed.

Securities

The securities in the Company's trading account are recorded at market value, fair value or bid price, whichever is most clearly determinable, for both financial reporting and income tax purposes.

Note 1. Summary of Significant Accounting Policies (continued)

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using the straight-line method for financial reporting and income tax purposes. Estimated useful lives vary from 5 to 7 years for equipment.

Income Taxes

The Company has been organized as a Limited Liability Company (LLC) under the Internal Revenue Code and the New York State Tax Law. Under this election, the income is taxed directly to the members. An LLC filing fee is recorded as an income tax expense.

Compensated Absences

The Company has not accrued for compensated absences. The Company recognizes the compensation expense when it is paid to the employees.

Note 2. Accounts Receivable and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties include a fully disclosed carrying broker and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has not experienced any credit risk related loss and there has been no bad debt related expense from these transactions during the reporting period.

Note 3. Property and Equipment - Net

A schedule of property and equipment as of December 31, 2003 is as follows:

Equipment	$ 0
Accumulated depreciation	0
Property and equipment - net	$ 0

Depreciation expense for the year ended December 31, 2003 was $0 (see Note 7).

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's "Net Capital Rule" which requires that the ratio of aggregate indebtedness to net capital, as both are defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2003 the percentage of aggregate indebtedness $10,822 to net capital $11,880, both as defined, was approximately 91% (.91 to 1) and net capital exceeded the minimum capital requirement of $5,000 by $6,880.

Note 5. Commitments and Contingencies

The Company leases its office space under a noncancellable lease agreement which commenced December 1, 2000 through November 30, 2003, at a monthly rental $1,249 plus expenses. Rent expense was $14,856 for the year ended December 31, 2003. The Company is negotiating a new lease agreement since the lease expired at November 30, 2003. The Company is currently leasing its facilities on a month-to-month basis pending finalization of lease negotiations.

Note 6. Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer transactions are cleared on a fully disclosed basis with a correspondent clearing broker-dealer. As such, the Company does not handle either customer cash or securities. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures. The Company does not have any significant positions in its inventory in a volatile market.

Note 7. Related Party Transactions

The Company's operating expenses are partially subsidized by Darcy & Co., Inc. (a related entity), which reimburses the Company on a pro-rata usage basis. The reimbursement was $20,261 for the year ended December 31, 2003. The Company also utilizes property and equipment, which is owned by Darcy & Co., Inc. (a related entity). The charge for usage is netted in the above-mentioned reimbursement.